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SEC FILE NUMBER

8 - 67859

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III SEC Mail Processing

FACING PAGE

AUG 3 0 2018

Washington, DC

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____7/01/17_____ AND ENDING _____6/30/18_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Nobles & Richards, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

801 East Plano Parkway, Suite 220
                                        (No. and Street)

Plano   Texas   75074
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James R. Richards   (214) 533-6822
                                                     (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
                    (Name – if individual, state last, first, middle name)

5179 CR 1026   **Celeste**   **Texas**   **75423**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Ilonka Nobles_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Nobles & Richards, Inc._____, as of _____June 30_____, 20____18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nobles & Richards, Inc. as of June 30, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Nobles & Richards, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Nobles & Richards, Inc.'s management. Our responsibility is to express an opinion on Nobles & Richards, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Nobles & Richards, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Nobles & Richards, Inc.'s financial statements. The supplemental information is the responsibility of Nobles & Richards, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Nobles & Richards, Inc.'s auditor since 2009.

Celeste, Texas
August 14, 2018

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com

ASSETS

Cash	$ 90,338
Accounts receivable	155,384
Other assets	20
TOTAL ASSETS	**$ 245,742**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 23,247
Commissions and salaries payable	152,080
Federal income taxes payable	2,500
Total Liabilities	177,827

Stockholders' Equity

Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	30,000
Retained earnings	36,915
TOTAL STOCKHOLDERS' EQUITY	67,915
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 245,742**

See notes to financial statements.   2

NOBLES & RICHARDS, INC.
Statement of Income
Year Ended June 30, 2018

Revenue

Investment banking revenues	$ 2,184,802
Reimbursed expenses	94,338
TOTAL REVENUE	2,279,140

Expenses

Compensation and related costs	$ 2,151,134
Occupancy and equipment	19,651
Professional fees	58,565
Regulatory fees	23,549
Other expenses	13,800
TOTAL EXPENSES	2,266,699
INCOME BEFORE FEDERAL INCOME TAXES	12,441
PROVISION FOR FEDERAL INCOME TAXES	2,500
NET INCOME	$ 9,941

NOBLES & RICHARDS, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2018

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at June 30, 2017	1,000	$ 1,000	$ 30,000	$ 26,974	$ 57,974
Net Income	-	-	-	9,941	9,941
Balances at June 30, 2018	1,000	$ 1,000	$ 30,000	$ 36,915	$ 67,915

NOBLES & RICHARDS, INC.
Statement of Cash Flows
Year Ended June 30, 2018

Cash flows from operating activities:

Net income	$ 9,941
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Increase in accounts receivable	(124,654)
Decrease in other assets	700
Increase in accounts payable and accrued expenses	9,307
Increase in commissions and salaries payable	124,705
Increase in federal income taxes payable	2,500
Net cash provided by operating activities	22,499
Cash at beginning of year	67,839
Cash at end of year	$ 90,338

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

<u>Nature of Business:</u>

Nobles & Richards, Inc. (the Company), a Texas corporation, was incorporated in October 2007. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities.

The Company provides products, licensing and compliance services to its registered representatives. The Company's registered representatives, or the issuer whose securities they are placing, are responsible for paying for all of their licensing and operating expenses, and generally reimburse the Company for these and other expenses incurred by the Company on their behalf. Our revenues would be an upfront set-up/due diligence fee plus a net volume fee of 2% to 3% of offerings sold, depending upon the complexity and the availability of in house supervisory personnel (registered principals). The Company's registered representatives and customers are located primarily in the state of Texas.

<u>Significant Accounting Policies:</u>

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Investment Banking Revenues</u>

The Company recognizes revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

Note 1 - **Nature of Business and Summary of Significant Accounting Policies (continued)**

Reimbursed Expenses

Reimbursed expenses consist primarily of reimbursements of payroll, licensing, occupancy and professional fee expenses incurred by the Company on behalf of the issuers whose securities they are placing and are recorded at the time the expenses are incurred.

Income Taxes

As of June 30, 2018, open Federal tax years subject to examination include the tax years ended June 30, 2015 through June 30, 2017.

The Company is also subject to state income taxes.

Note 2 - **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2018, the Company had net capital of $24,111, while its net capital requirement was $11,855 Its ratio of aggregate indebtedness to net capital at June 30, 2018 was 7.38 to 1.

Note 3 - **Commitments and Contingencies**

Office Lease

The Company currently leases office space for $1,500 per month on a month-to-month basis. Rent expense totaled $18,000 for the year ended June 30, 2018.

Note 3 - Commitments and Contingencies (continued)

Contingencies

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 4 - Concentration of Credit Risk and Revenue

The Company has $127,500, or 91% of accounts receivable and approximately 52% of its total assets, due from two issuers at June 30, 2018.

Investment banking revenues from the sale of interests in private placement offerings and expense reimbursements from two issuers accounted for approximately 68% of the Company's revenue for the year ended June 30, 2018.

One of the Company's registered representatives accounted for approximately 45% of the Company's compensation and related costs for the year ended June 30, 2018.

Note 5 - Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company will contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation. Company matching contributions totaled $6,375 for the year, and are included in compensation and related costs in the accompanying statement of income.

Note 6 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2018, through August 14, 2018, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

NOBLES & RICHARDS, INC.
Supplemental Information
Pursuant to Rule 17a-5
June 30, 2018

Computation of Net Capital

Total stockholders' equity qualified for net capital	$ 67,915
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	43,784
Other assets	20
Total deductions and/or charges	43,804
Net Capital	$ 24,111
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 23,247
Commissions and salaries payable	152,080
Federal Income Taxes Payable	2,500
Total aggregate indebtedness	$ 177,827
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 11,855
Net capital in excess of minimum requirement	$ 12,256
Ratio of aggregate indebtedness to net capital	7.38

Reconciliation of Computation of Net Capital

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 22,734
Increase in cash	1,377
Net capital as computed above	$ 24,111

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but will limit its business to the selling of oil and gas interests, tax shelters or limited partnerships in primary distributions, and private placements of securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Nobles & Richards, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nobles & Richards, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Nobles & Richards, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (exemption provisions) and (2) Nobles & Richards, Inc. stated that Nobles & Richards, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nobles & Richards, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nobles & Richards, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
August 14, 2018

10



NOBLES & RICHARDS, INC.

Member of FINRA, SIPC

Nobles & Richards, Inc.'s Exemption Report

Nobles & Richards, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k(2)(i) throughout the most recent fiscal year without exception.

NOBLES & RICHARDS, INC.
I, Ilonka Nobles, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Ilonka Nobles_
Title: President
Dated August 1, 2018